Exhibit 15.3

1810 Chapel Avenue West Suite 200 Cherry Hill, N.J. 08002 (856) 382-8550 www.lexnovalaw.com	Markley S. Roderick, Esquire Member of the NJ and PA Bar Direct Dial (856) 382-8402 mroderick@lexnovalaw.com

LIMITED LIABILITY COMPANY

July 20, 2021

Filed Via EDGAR with copy by email

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	AHP Title Holdings LLC
Amendment No. 3 to Offering Statement on Form 1-A
Filed on June 29, 2021
Amendment No. 2 to Offering Statement on Form 1-A
Filed on June 22, 2021
File No. 024-11415

Dear Sir/Madam:

This is in response to your letter of July 8, 2021. We have copied below the comments from your letter and provided the company’s response below each comment.

Also enclosed are clean and blacklined versions of the Offering Statement and other documents, reflecting the changes we have made in response to your comments.

This letter, the Offering Statement, and the related documents have also been filed through EDGAR.

Your Comment #1 – Amendment No. 3 to Offering Statement on Form 1-A, filed June 29, 2021

General

Please file an updated consent form your auditor.

Our Response:

The Company’s auditor is out of town. We will provide an updated consent as soon as he returns. We understand qualification is contingent on the updated consent.

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Your Comment #2 – Amendment No. 2 to Offering Statement on Form 1-A, filed June 23, 2021

General

We note the disclosure on the cover page that you might change the price of the Series A Preferred Stock in the future, but do not see that discussed in the Offering, at page 37. Please delete or confirm your understanding that a change in price would be a change in the plan of distribution.

Our Response:

The disclosure in “Securities Being Offered – Price of Series A Preferred Stock” has been revised.

Your Comment #3 – Summary of Our Business and the Offering, page 1

We note your response to our prior comment 2 and reissue in part. We note your disclosure on page 3 that you “will try to make distributions sufficient to return to Investors all of their capital no later than the fifth anniversary of the purchase date.” Clarify how you anticipate paying a 7% annual return would result in a “return of capital” in 5 years. Indicate how the company will determine when it is able to distribute funds, such as from ordinary operating income, as stated in the authorizing resolution. In this regard, we also note our disclosure on page 33 where you state that you intend to pay investors a “10% return, or even to return their capital.” Please revise the applicable rates of return for consistency.

Our Response:

The distribution “waterfall” is described in both “Summary of Our Business and the Offering – Summary of the Offering” and “Securities Being Offered – Distributions.” In both sections, we explain that the first distributions go to Investors to pay the 7% return; the next distributions go to Investors to return their capital; and any further distributions go to the holders of the Common Shares. As you note, we also state that the Company intends to return all capital within five years.

To answer your question literally, paying a 7% return alone would never result in a return of capital. Capital is returned only after Investors receive their 7%. To take one simple example, suppose Investors had contributed $10M and at the end of the first year the Company distributed $2.1M. Investors would receive $700,000 as a 7% return and $1.4M as a return of capital. As of the first date of the second year Investors would have $8.6M of capital remaining.

For an explanation of how the Company will determine when it is able to distribute funds, see “Securities Being Offered – How We Decide How Much to Distribute.”

We are unable to locate a disclosure where we state that we intend to provide Investors a 10% return.

Your Comment #4 – Summary of our business and the Offering, page 1

We note your response to our prior comment 3 and reissue in part. We note that section 8.1.1. of your LLC Agreement provides exceptions to the limitations of share transfer, such as the right of first refusal in Section 8.1.2. In addition, shares can be transferred if investors comply with conditions in Section 8.1.3, thus there does not appear to be an absolute prohibition on transfer of shares subject to board approval. Your disclosure on page 8 does not appear to be consistent with the provisions of the LLC Agreement. Please revise for consistency or advise. In addition, we note that you are required to describe all material provisions of the LLC Agreement on page 38, not only in the summary section.

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Our Response:

Section 8.1.1 of the LLC Agreement has been amended.

Please note that the restrictions on transfer are described in “Securities Being Offered – Transfers.”

Your Comment #5 – Forum Selection Provision, page 9

We note your response to our prior comment 6 and reissue in part. Your forum selection provision in the limited liability company agreement identifies a state or federal court located within the State of Delaware as the exclusive forum for certain litigation, and we also note your description of the provision on page 9. Please disclose in the offering statement, as stated in LLC agreement at section 12.3.2, that the exclusive forum selection provision shall not apple to the extent prohibited by the Securities Act of 1933 or the Securities Exchange Act of 1934.

Our Response:

The disclosure in the Offering Circular has been revised.

Your Comment #6 – Organizational Chart, page 29

Please revise to organizational chart to include only your parent or subsidiary entities. In addition, revise your offering statement to describe the relationship between you and AHP Servicing LLC as requested in our prior comment 39.

Our Response:

Our response to this question is also, in part, a response to your comment #7.

Your previous comment #39 stated “We note that you refer to AHP Servicing LLC as your affiliate.” Please explain what is the affiliation between you and this company.” As the Organizational Chart indicates, AHP Servicing LLC is a subsidiary of Neighborhoods United LLC, while the Company is a subsidiary of American Homeowner Preservation Inc. Both Neighborhoods United LLC and American Homeowner Preservation Inc. are wholly-owned and controlled by Mr. Newbery and his wife, Echeverria Newbery. In addition, Mr. Newbery is a member of, and controls, the Board of Directors of both the Company and AHP Servicing LLC. Hence the two companies are “affiliated” in any sense of the term.

The Company’s Offering Circular describes the business relationship between the two companies. See “Our Company and Business – Our Mortgage Loan Business – Loan Servicing.”

In your comment #7, you question why we have included the prior performance of certain other entities. The Organizational Chart demonstrates visually that all of these entities are also affiliates of the Company in any sense of the term.

An Organizational Chart that showed only the Company’s direct parent and subsidiaries would fail to show the affiliation of AHP Servicing LLC as well as the other entities and, as such, might be misleading to investors.

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Your Comment #7 – Past Performance: Our Track Record So Far, page 30

We note your response to our prior comment 17 and reissue. We also note your reference to SEC Industry Guide 5, which applies to real estate limited partnerships and does not appear to apply to your described business. Please remove the detailed discussions of the past business activities of your affiliates.

Our Response:

Please see our response to your comment #6.

We might need to have a telephone call with staff to discuss this issue because the need for disclosure seems so obvious to us. The Company that will be the issuer in this offering will engage in the business of non-performing mortgage loans. Affiliates of this issuer, managed and controlled by exactly the same people, have been engaging in exactly the same business for 10 years. To us, it seems obvious that their track record is material to investors.

Suppose all the other entities had lost money in the non-performing mortgage loan business. Surely the staff would demand that we disclose this information rather than hide it.

Just a word about Industry Guide 5. First, Industry Guide 5 (like other industry guides) is simply an indication of what the SEC believes is relevant information for a particular industry; the fact that an issuer is in a different industry doesn’t mean the same information is irrelevant for that industry. Second, according to the SEC, Industry Guide 5 is applicable to issuers in the business of non-performing mortgage loans.

Again, if the staff continues to believe this information should not be disclosed, we request a telephone call to discuss.

Your Comment #8 – Mandatory Withdrawals, page 34

We note your response to our prior comment 18 and reissue. We also note that you have referred us to a provision in your limited liability agreement entered into by AHP Title Holdings, LLC and American Homeowner Preservation, LLC. The provision you refer to in your Limited Liability Company agreement appears to apply to the Investor Shares in the Limited Liability Company Agreement and is unclear to us how this applies to the preferred shares here. Please advise. Please also provide us with legal analysis describing how you can enforce this agreement against shareholders who have not signed the agreement and who later purchase preferred stock in a Regulation A offering statement. In the alternative, please remove the statements that you may require an investor to sell all or a portion of all Series A Preferred stock back to the company in the event that (1) you believe the investor made a material misrepresentation to the company or (2) if legal or regulatory proceedings are commenced or threatened against the company or any of its members arising from or relating to the investor’s interest in the company. Please also explain to us if you believe the provision in the LLC agreement limiting the transfer of shares without the prior written consent of the Board applies to purchasers of the preferred shares.

Our Response:

Your previous comment #18 said “Please provide us with the legal basis for your statements that you may require an investor to sell all or a portion of all Series A Preferred stock back to the company. . . .” We directed your attention to section 8.6 of the LLC Agreement. Your current comment seems to questioning (i) whether section 8.6 applies to the Series A Preferred Stock, and (ii) whether section 8.6 is enforceable vis-à-vis Investors.

Under section 3.1 of the LLC Agreement, the limited liability company interests of the Company are designated by “Shares,” some as “Common Shares” and others as “Investor Shares.” Section 3.2 gives the Board the authority to divide the Investor Shares into one or more classes via an “Authorizing Resolution.” In the Authorizing Resolution included in the Offering Statement, the Board created as class of Investor Shares called “Series A Preferred Stock.” Hence, the shares of Series A Preferred Stock are Investor Shares and therefore covered by section 8.6 (as well as any other provision of the LLC Agreement applicable to Investor Shares).

Investors will acquire Series A Preferred Stock in the offering by signing the Investment Agreement. Under section 10 of the Investment Agreement, each Investor will execute the LLC Agreement. Hence, all Investors will be bound by section 8.6.

Under Article Eight of the LLC Agreement, any transferee of Series A Preferred Stock will execute an instrument agreeing to be bound by the LLC Agreement. In addition, under section 12.7 of the LLC Agreement, the LLC Agreement is binding on “the heirs, legal representatives, successors and assigns of each party.”

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Your Comment #9 – Directors, Officers and Significant Employees

Business Experience, page 50

We note your response to our prior comment 24 and reissue because you did not revise this section to cover the period of the most recent five years (from year 2017 to year 2021). For each of the officers and directors listed in this section, expand the disclosure to detail their business experience in the last five years, including specific positions held and names of organization/corporation, in which such occupations and employment were carried out. Refer to Item 10(c) of Form 1-A.

Our Response:

Additional disclosures have been added.

Your Comment #10 – Signatures, page 55

We note your response to our prior comment 29 and reissue. Please have your principal accounting officer sign the offering statement in his or her individual capacity. This signature should appear after the second signature block. If the same person signed in more than one capacity, please indicate each capacity in which he or she signed.

Our Response:

Craig Lindauer is the Company’s Chief Financial Officer. He signature appears as such.

Your Comment #11 – Exhibits

We note your response to our prior comment 33 and reissue in part. It does not appear that you have filed the agreement with Agents National Title Insurance Company referenced on page 22. Please file the agreement, or advise.

Our Response:

I confirmed that the contract was filed via EDGAR but I cannot see it on the EDGAR site. It has been re-filed.

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Thank you for your continued attention to this matter. Please let me know if you have further questions or need additional information.

Very truly yours, Lex Nova Law, LLC /s/ Mark Roderick Markley S. Roderick

MSR/jae

Enclosure

cc:        Jorge Newbery (w/o encl.)

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